UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 001-31739

GAMMON GOLD INC.

(Translation of registrant's name into English)

1601 Lower Water Street
Suite 402, Summit Place, PO Box 2067
Halifax, Nova Scotia B3J 2Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant ''home country''), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a pres release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant t rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON GOLD INC.
Date: March 3, 2008	By:	/s/ Fred George
Fred George President

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated May 1, 2008 - Gammon Gold to Release First Quarter 2008 Financial Results May 7, 2008